

Tinnetta Church Compliance Specialist	**Wells Fargo Securities, LLC** MAC D1050-064 401 S Tryon St. 6th Floor Charlotte, NC 28202 Cell: 980-215-4622

August 1, 2022

U.S Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Wells Fargo Bank, N.A
SBSE A/A Summary of changes

1. Remove Martin Bingham as a Principal to Schedule A
2. Add Charles Peck as a Principal to Schedule A.
3. Current 7R was uploaded.
4. Schedule B, item 13B uploaded
5. Schedule B, item 14 was uploaded with brief description.
6. Schedule B, item 15 was uploaded with brief description.
7. Schedule F, item 17 Section II uploaded

If any additional information is needed, please feel free to contact me.

Sincerely,

Wells Fargo Bank, N.A